UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  January 1, 2002 to March 31, 2002


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of March 31, 2002, statements of income for the three and twelve-month periods ended March 31, 2002, and 2001, and notes to the financial statements as Exhibit 1 attached hereto.

         2. AEP Credit is currently providing low-cost financing for AEP's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At March 31, 2002, AEP Credit had a $900 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $421 million was outstanding. The bank commitment expires May 30, 2002. At March 31, 2002, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.97%. On March 31, 2002, AEP Credit had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $24.6 million at a rate of 2.56%. On March 31, 2002, the overall composite rate of funding accounts receivable purchases was 2.00%

         Any receivables eligible for sale on AEP Credit's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from January 1, 2002 through March 31, 2002 and Credit's capital structure at March 31, 2002. Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), West Texas Utilities Company (WTU), Appalachian Power (AP) and Kingsport (KGP), Credit hereby certifies that the allowed returns on common equity for the period from January 1, 2002 through March 31, 2002 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. On December 28, 2001, Reliant Energy HLP entered into a settlement agreement with AEP Credit to terminate the purchase of Reliant Energy HLP's accounts receivable by AEP Credit. In January 2002, AEP Credit stopped purchasing accounts receivable from Reliant Energy HLP and Reliant Energy HLP repurchased its accounts receivable from AEP Credit.

         6. Credit hereby files as Exhibit 7 attached hereto the calculation, for the month of January 2002, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         7. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2002 through March 31, 2002.

         8. Copy of the audited annual financial statements for the year ended December 31, 2001. [Exhibit 9]

         9. Copy of the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC). [Exhibit 10, first quarter 2001]

         10. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 14th day of May, 2002.




                                              By :   /s/ Armando Pena
                                                   --------------------

                                                      Armando Pena
                                                      Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000



                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                                 Transmission
Number                    Exhibit                                                          Method
-------                   -------                                                       ------------

   1        Unaudited balance sheet as of December 31, 2002                             Electronic
            unaudited statements of income for the three and
            twelve month periods ended March 31, 2002, and unaudited notes to the financial statements.

   2        Earnings coverage for the period from January 1,                            Electronic
            2002 through March 31, 2002 and capital structure at
            March 31, 2002.

   3        Twelve month average as of the end of each month of                         Electronic
            outstanding accounts receivable of affiliated companies

   4        Discount calculation for affiliated companies for the                       Electronic
            three months ended March 31, 2002.

   5        Analysis of the allowed returns on common equity for                        Electronic
            affiliated companies at March 31, 2002.

   6        Factoring expense savings for the affiliated companies                      Electronic
            for the three months ended March 31, 2002.

   7        Calculation, by month, of CPL finder fee attributable                       Electronic
            to factoring of Reliant Energy HL&P receivables for the
            month of January 2002.

8           Any state regulatory commission decision or analysis                        Electronic
            Electronic addressing the effect of the factoring of AEP
            System accounts receivable rates which were issued during the period January 1, 2002 through March 31, 2002.

9           Copy of the audited annual financial statements for the                     Electronic
            year ended December 31, 2001.








                                                                                                    EXHIBIT 1
                                                                                                  Page 1 of 3

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                               AS OF MARCH 31, 2002
                                              (Thousands, Unaudited)

                                              ASSETS

     CURRENT ASSETS:
         Accounts receivable - Affiliated                                                  $          165,064
         Allowance For Uncollectible Accounts                                                         (8,432)
                                                                                              ----------------
                     Total Accounts Receivable                                                        156,632

     OTHER ASSETS:
         Deferred income taxes                                                                          4,942
         Other                                                                                            265
                                                                                              ----------------

                  Total Other Assets                                                                    5,207
                                                                                              ----------------

                  Total Assets                                                              $         161,839
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
         Short-term debt - Affiliated                                                       $          24,562
         Deferred income tax                                                                                -
         Deferred credits                                                                               9,796
         Accounts payable - Affiliated                                                                  2,848
         Accounts payable - Nonaffiliated                                                              97,270
         Unearned revenue                                                                               1,097
         Other liabilities                                                                              2,197
                                                                                              ----------------

                  Total Current Liabilities                                                           137,770
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
         Common stock, no par; authorized 1,000 shares;
              Issued and outstanding 280 shares                                                             1
         Additional Paid-in capital                                                                    24,068
                                                                                              ----------------
                           Total Stockholder's Equity                                                  24,069

                  Total Liabilities and Stockholder's Equity                                $         161,839
                                                                                              ================


        The accompanying notes to the financial statements are an integral part of these statements.





                                                                                                                   EXHIBIT 1
                                                                                                                 Page 2 of 3

                                                          AEP CREDIT, INC.
                                                        STATEMENTS OF INCOME
                                                   FOR THE PERIODS ENDED MARCH 31
                                                       (Thousands, Unaudited)


                                                                Three Months Ended                   Twelve Months Ended
                                                              2002              2001               2002              2001
                                                         ---------------    --------------     --------------    --------------
REVENUES                                               $         16,964   $        38,263    $       151,421   $       147,462

OPERATING EXPENSES:
     Interest                                                       276            18,046             39,655            74,985
     Provision for Bad Debts                                      9,120            12,201             54,690            43,230
     (Gain)/Loss on Sale of Accounts Receivable                 (3,478)                 -              4,134                 -
     Bank Fees and Credit Line Fees                               1,032               945              5,032             3,298
     General and Administrative                                     272               671              1,561             2,341
                                                         ---------------    --------------     --------------    --------------

                                                                  7,222            31,863            105,072           123,854
                                                         ---------------    --------------     --------------    --------------

OPERATING INCOME                                                  9,742             6,400             46,349            23,608
                                                         ---------------    --------------     --------------    --------------

OTHER INCOME AND (DEDUCTIONS):
     Interest Income                                                  9                 -                 13                 1
     Tax benefit of parent company loss                              21                 -                 86               586
                                                         ---------------    --------------     --------------    --------------

                                                                     30                 -                 99               587
                                                         ---------------    --------------     --------------    --------------

INCOME BEFORE FEDERAL INCOME TAXES                                9,772             6,400             46,448            24,195
                                                         ---------------    --------------     --------------    --------------

INCOME TAXES:
     Current                                                        852             1,066             14,317            11,336
     Deferred                                                     2,800             1,165              2,975           (3,082)
                                                         ---------------    --------------     --------------    --------------

                                                                  3,652             2,231             17,292             8,254
                                                         ---------------    --------------     --------------    --------------

NET INCOME                                             $          6,120   $         4,169    $        29,156   $        15,941
                                                         ===============    ==============     ==============    ==============





         The accompanying notes to the financial statements are an integral part of these statements.


                                                           EXHIBIT 1
                                                         Page 3 of 3

                                AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001

1.  GENERAL:

The accompanying unaudited financial statements should be read in conjunction with the 2001 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.  SHORT-TERM DEBT:

         The Company is currently providing low-cost financing for American Electric Power Company's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from the Company's balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At March 31, 2002, the Company had a $900 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $421 million was outstanding. The bank commitment expires May 30, 2002. At March 31, 2002, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.97%. On March 31, 2002, the Company had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $24.6 million at a rate of 2.56%. On March 31, 2002, the overall composite rate of funding accounts receivable purchases was 2.00%.

Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

At March 31, 2002, the Company had:

                                   $ Millions
Accounts Receivables Sold                                              324
Accounts  Receivables  Eligible for Sale and                            64
Pledged as Collateral
Deferred  Revenue  from  Servicing  Accounts                             1
Receivables
Gain  on  Sale of  Accounts  Receivables  (3                             4
months)
Variable Discount Rate                                               2.00%

3.  ReLIANT ENERGY HL&P:

The Company had previously entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. On December 28, 2001, Reliant Energy HLP entered into a settlement agreement with the Company to terminate the purchase of Reliant Energy HLP's accounts receivable by the Company. As part of the settlement agreement, Reliant agreed to make a payment to the Company to be released from the purchase and agency agreements, which otherwise would have expired in 2005. On January 22, 2002, the Company stopped purchasing accounts receivable from Reliant HLP. On January 25, 2002, Reliant Energy HLP repurchased its outstanding accounts receivable from the Company.

4. TEXAS NEW MEXICO POWER COMPANY (TNP):

The Company had previously entered into an agreement with TNP to purchase substantially all of its utility receivables. On February 7, 2002, TNP terminated the purchase of its accounts receivable by the Company and repurchased its outstanding receivable from the Company.

5.  CPL and WTU:

The Company had previously entered into agreements with CPL and WTU to purchase substantially all of their utility receivables. On March 20, 2002, CPL and WTU terminated the purchase of their accounts receivable by the Company and repurchased their outstanding accounts receivable from the Company.



                                                                                                              EXHIBIT 2


                                 AEP CREDIT, INC.
                                EARNINGS COVERAGE
                           (Thousands, except ratios)

                                                                                     2002

                                                              January              February                March
Net Income                                                         $3,664               $1,824                     $632
Income Taxes                                                        1,962                  971                      330
Tax Benefit of Parent
  Company Loss                                                          -                    -                        -
Interest Expense/                                                     428                  346                      518
  Credit Line Fees
                                                           ---------------      ---------------      -------------------

Earnings                                                           $6,054               $3,141                   $1,480
                                                           ===============      ===============      ===================

Interest Expense/                                                    $428                 $346                     $518
  Credit Line Fees

Ratio of Earnings
  To Fixed Charges                                                  14.14                 9.07                     2.85


                               CAPITAL STRUCTURE
                                 MARCH 31, 2002
                                   (Thousands)


Short-Term Debt                                 $      -              0%

Interco Loan                                      24,562             50%

Common Equity                                     24,069             50%


Total                                           $ 48,631            100%


                         CAPITAL STRUCTURE ADJUSTED FOR
                        ACCOUNTS RECEIVABLE SOLD TO BANKS








Accounts Receivable Sold to Banks               $  324,708            87%

Interco Loan                                        24,562             7%

Common Equity                                       24,069             6%

Total                                           $  373,339           100%



                                                                                                             Exhibit 3

                                                          AEP CREDIT, INC.
                                            AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                                                             (Thousands)



                                                 Twelve Months                Twelve Months                Twelve Months
                                                     Ended                        Ended                        Ended
                                                January 31, 2002             February 28, 2002             March 31, 2002
                                             -----------------------     -------------------------   ---------------------------
           AFFILIATES
---------------------------------
AP                                                         $ 65,584                     $  65,882                      $ 65,947
CPL                                                         181,195                       172,925                             -
PSO                                                         106,660                       106,078                       105,720
SWEPCO                                                      102,285                       101,808                       101,098
WTU                                                           7,370                         7,390                             -
CSP                                                          27,154                        26,944                        26,956
I&M                                                          90,452                        91,261                        92,341
KGP                                                         110,044                       107,122                       102,989
KP                                                          100,729                        99,670                        99,270
OPC                                                          49,056                        46,668                        43,379
                                             -----------------------     -------------------------   ---------------------------

                        Total Affiliates:                  $840,529                      $825,748                      $637,700
                                             =======================     =========================   ===========================










                                                                                                                          EXHIBIT 4
                                                                                                                       Page 1 of 10

                                                  CENTRAL POWER AND LIGHT COMPANY
                                                       DISCOUNT CALCULATION
                                                 THREE MONTHS ENDED MARCH 31, 2002




                                                                         Retail                           Wholesale
                                                                       ------------                      ------------

Weighted Cost of Capital (Annualized)                                     0.016933                          0.017218
Average Days Outstanding                                                     44.99                             15.89
                                                                       ------------                      ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                         0.002087                          0.000750
Collection Experience Factor                                              0.004972                          0.000000
Agency Fee Rate                                                           0.020000                          0.020000
                                                                       ------------                      ------------

Total Discount Factor                                                     0.027059                          0.020750
                                                                       ============                      ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                        2.0367%
RETAIL ROCE                                                               10.9000%
WHOLESALE ROCE                                                            11.4900%
TAX RATE                                                                  38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                   95.0000%
EQUITY RATIO                                                               5.0000%




                                                                                                                        EXHIBIT 4
                                                                                                                     Page 2 of 10

                                              PUBLIC SERVICE COMPANY OF OKLAHOMA
                                                      DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                          Retail                        Wholesale
                                                                        ------------                   ------------

Weighted Cost of Capital (Annualized)                                      0.018835                       0.019098
Average Days Outstanding                                                      44.18                          17.41
                                                                        ------------                   ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                          0.002280                       0.000911
Collection Experience Factor                                               0.005712                       0.000000
Agency Fee Rate                                                            0.020000                       0.020000
                                                                        ------------                   ------------

Total Discount Factor                                                      0.027992                       0.020911
                                                                        ============                   ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                         2.0405%
RETAIL ROCE                                                                11.0000%
WHOLESALE ROCE                                                             11.4900%
TAX RATE                                                                   38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                    95.0000%
EQUITY RATIO                                                                5.0000%




                                                                                                                          EXHIBIT 4
                                                                                                                       Page 3 of 10

                                                SOUTHWESTERN ELECTRIC POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                 THREE MONTHS ENDED MARCH 31, 2002




                                                                     Arkansas          Louisiana         Texas          Wholesale
                                                                     -------------   --------------   ------------    --------------

Weighted Cost of Capital (Annualized)                                    0.018700         0.018889       0.021361          0.019098
Average Days Outstanding                                                    41.63            48.11          39.20             23.59
                                                                     -------------   --------------   ------------    --------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.002133         0.002490       0.002294          0.001234
Collection Experience Factor                                             0.003398         0.003265       0.002946          0.000000
Agency Fee Rate                                                          0.020000         0.020000       0.020000          0.020000
                                                                     -------------   --------------   ------------    --------------

Total Discount Factor                                                    0.025531         0.025755       0.025240          0.021234
                                                                     =============   ==============   ============    ==============






ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT                                        2.0405%          2.0405%        2.0405%
ROCE                                                                     10.7500%         11.1000%       15.7000%          11.4900%
TAX RATE                                                                 38.0000%         38.0000%       38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%         95.0000%       95.0000%
EQUITY RATIO                                                              5.0000%          5.0000%        5.0000%






                                                                                                                         EXHIBIT 4
                                                                                                                      Page 4 of 10

                                                   WEST TEXAS UTILITIES COMPANY
                                                       DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                        Retail                           Wholesale
                                                                     -------------                     --------------

Weighted Cost of Capital (Annualized)                                    0.017163                           0.017218
Average Days Outstanding                                                    38.22                              15.48
                                                                     -------------                     --------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.001797                           0.000730
Collection Experience Factor                                             0.005837                           0.000000
Agency Fee Rate                                                          0.020000                           0.020000
                                                                     -------------                     --------------

Total Discount Factor                                                    0.027634                           0.020730
                                                                     =============                     ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                       2.0405%
RETAIL ROCE                                                              11.3750%
WHOLESALE ROCE                                                           11.4900%
TAX RATE                                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%
EQUITY RATIO                                                              5.0000%



                                                                                                                         EXHIBIT 4
                                                                                                                      Page 5 of 10

                                                 COLUMBUS SOUTHERN POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                        Retail
                                                                     -------------

Weighted Cost of Capital (Annualized)                                    0.019619
Average Days Outstanding                                                    36.50
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.001962
Collection Experience Factor                                             0.010666
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.032628
                                                                     =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                       2.0405%
RETAIL ROCE                                                              12.4600%
TAX RATE                                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%
EQUITY RATIO                                                              5.0000%




                                                                                                                         EXHIBIT 4
                                                                                                                      Page 6 of 10

                                                  INDIANA MICHIGAN POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                  Indiana           Michigan
                                                                ------------      -------------

Weighted Cost of Capital (Annualized)                              0.019372            0.01991
Average Days Outstanding                                              33.09              37.68
                                                                ------------      -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                  0.001756           0.002056
Collection Experience Factor                                       0.003153           0.003616
Agency Fee Rate                                                    0.020000           0.020000
                                                                ------------      -------------

Total Discount Factor                                              0.024909           0.025672
                                                                ============      =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                 2.0405%            2.0405%
ROCE                                                               12.0000%           13.0000%
TAX RATE                                                           38.0000%           38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                            95.0000%           95.0000%
EQUITY RATIO                                                        5.0000%            5.0000%




                                                                                                                         EXHIBIT 4
                                                                                                                      Page 7 of 10

                                                      KENTUCKY POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                        Retail
                                                                     -------------

Weighted Cost of Capital (Annualized)                                    0.019103
Average Days Outstanding                                                    33.46
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.001751
Collection Experience Factor                                             0.005161
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.026912
                                                                     =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                       2.0405%
RETAIL ROCE                                                              11.5000%
TAX RATE                                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%
EQUITY RATIO                                                              5.0000%



                                                                                                                         EXHIBIT 4
                                                                                                                      Page 8 of 10

                                                        OHIO POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                THREE MONTHS ENDED MARCH 31, 2002




                                                                        Retail
                                                                     -------------

Weighted Cost of Capital (Annualized)                                    0.019808
Average Days Outstanding                                                    27.56
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.001495
Collection Experience Factor                                             0.006985
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.028480
                                                                     =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                       2.0405%
RETAIL ROCE                                                              12.8100%
TAX RATE                                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%
EQUITY RATIO                                                              5.0000%




                                                                                                                          EXHIBIT 4
                                                                                                                       Page 9 of 10

                                                     APPALACHIAN POWER COMPANY
                                                       DISCOUNT CALCULATION
                                                 THREE MONTHS ENDED MARCH 31, 2002




                                                                      Virginia
                                                                     ------------

Weighted Cost of Capital (Annualized)                                   0.018754
Average Days Outstanding                                                   31.02
                                                                     ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                       0.001594
Collection Experience Factor                                            0.003997
Agency Fee Rate                                                         0.020000
                                                                     ------------

Total Discount Factor                                                   0.025591
                                                                     ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                      2.0405%
RETAIL ROCE                                                              10.850%
TAX RATE                                                                38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                 95.0000%
EQUITY RATIO                                                             5.0000%




                                                                                                                          EXHIBIT 4
                                                                                                                      Page 10 of 10

                                                             KINGSPORT
                                                       DISCOUNT CALCULATION
                                                 THREE MONTHS ENDED MARCH 31, 2002




                                                                        Retail
                                                                     -------------

Weighted Cost of Capital (Annualized)                                    0.019372
Average Days Outstanding                                                    32.95
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.001749
Collection Experience Factor                                             0.004495
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.026244
                                                                     =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                       2.0405%
RETAIL ROCE                                                              12.0000%
TAX RATE                                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                                  95.0000%
EQUITY RATIO                                                              5.0000%



                                                                                                                      EXHIBIT 5


                                                       AEP CREDIT, INC.
                                              ALLOWED RETURNS ON COMMON EQUITY
                                               THREE MONTHS ENDED MARCH 31, 2002

                                                                                  ALLOWED
                                                                                   RETURN
                                                                                -------------
              CPL
                 - RETAIL                                                           10.9000%
                 - WHOLESALE                                                        11.4900%

              PSO
                 - RETAIL                                                           11.0000%
                 - WHOLESALE                                                        11.4900%

              SWEPCO
                 - ARKANSAS                                                         10.7500%
                 - LOUISIANA                                                        11.1000%
                 - TEXAS                                                            15.7000%
                 - WHOLESALE                                                        11.4900%

              WTU
                 - RETAIL                                                           11.3750%
                 - WHOLESALE                                                        11.4900%

              CSP
                - RETAIL                                                            12.4600%

              I&M
                - INDIANA                                                           12.0000%
                - MICHIGAN                                                          13.0000%

              KP
                - RETAIL                                                            11.5000%

              OPC
                - RETAIL                                                            12.8100%

              AP
                - VIRGINIA                                                          10.8500%

              KGP
                 - RETAIL                                                           12.0000%






                                                                                                                      EXHIBIT 6




                                                       AEP CREDIT, INC.
                                                   AFFILIATED COMPANIES
                                                 FACTORING EXPENSE SAVINGS
                                               THREE MONTHS ENDED MARCH 31, 2002
                                                        (Thousands)


                                          20%                      5%
                                         EQUITY                  EQUITY                    SAVINGS
                                      -------------            ------------             ---------------
AP                                            $831                    $461                        $369

CPL                                            892                     500                         392

CSP                                          1,453                     767                         685

I&M                                          1,367                     728                         639

KGP                                            102                      55                          47

KP                                             396                     215                         180

OPC                                          1,572                     821                         750

PSO                                            834                     462                         372

SWEPCO                                       1,192                     625                         567

WTU                                            214                     118                          96
                                      -------------            ------------             ---------------

TOTAL                                       $8,853                  $4,752                      $4,097
                                      =============            ============             ===============



                                                                                                     EXHIBIT 7
                                                                                                   Page 1 of 3

                                                        AEP CREDIT, INC.
                                      FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                                               CALCULATION OF CPL FINDER FEE


                                                 Reliant
                                               Energy HL&P
                                               Receivables              Finder Fee             Finder Fee
                          Date                   Balance                   Rate                  Amount
                   -------------------    ----------------------    --------------------   --------------------
                   1 Jan 2002                    535,268,702.60                0.000000                $     -
                   2 Jan 2002                    516,875,607.07                0.000047              24,293.15
                   3 Jan 2002                    492,980,690.72                0.000047              23,170.09
                   4 Jan 2002                    497,050,466.79                0.000047              23,361.37
                   5 Jan 2002                    497,050,466.79                0.000000                   0.00
                   6 Jan 2002                    497,050,466.79                0.000000                   0.00
                   7 Jan 2002                    487,206,285.92                0.000047              22,898.70
                   8 Jan 2002                    505,048,971.23                0.000047              23,737.30
                   9 Jan 2002                    431,533,122.92                0.000047              20,282.06
                   10 Jan 2002                   412,683,752.76                0.000047              19,396.14
                   11 Jan 2002                   381,774,748.24                0.000047              17,943.41
                   12 Jan 2002                   381,774,748.24                0.000000                   0.00
                   13 Jan 2002                   381,774,748.24                0.000000                   0.00
                   14 Jan 2002                   372,395,429.98                0.000047              17,502.59
                   15 Jan 2002                   354,878,198.19                0.000047              16,679.28
                   16 Jan 2002                   353,889,095.11                0.000047              16,632.79
                   17 Jan 2002                   357,466,361.19                0.000047              16,800.92
                   18 Jan 2002                   365,383,420.47                0.000047              17,173.02
                   19 Jan 2002                   365,383,420.47                0.000000                   0.00
                   20 Jan 2002                   365,383,420.47                0.000000                   0.00
                   21 Jan 2002                   365,383,420.47                0.000000                   0.00
                   22 Jan 2002                   368,657,089.91                0.000047              17,326.88
                   23 Jan 2002                   368,657,089.91                0.000047              17,326.88
                   24 Jan 2002                   368,657,089.91                0.000047              17,326.88
                   25 Jan 2002                             0.00                0.000047                   0.00
                   26 Jan 2002                             0.00                0.000000                   0.00
                   27 Jan 2002                             0.00                0.000000                   0.00
                   28 Jan 2002                             0.00                0.000047                   0.00
                   29 Jan 2002                             0.00                0.000047                   0.00
                   30 Jan 2002                             0.00                0.000047                   0.00
                   31 Jan 2002                             0.00                0.000047                   0.00
                                                                                           --------------------

                   January 2002
                                                                                                   $311,851.46
                                                                                           ====================







                                                                   EXHIBIT 8

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2002 through March 31, 2002:

None

                                                                 EXHIBIT 9
                                                               (Page 1 of 10)













                                AEP CREDIT, INC.


                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2001 AND 2000

                   TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

                                                              EXHIBIT 9
                                                           (Page 2 of 10)

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of AEP Credit, Inc.:

We have audited the accompanying balance sheets of AEP Credit, Inc. (the "Company") as of December 31, 2001 and 2000 and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





Columbus, Ohio
February 12, 2002 (March 20, 2002 as to Note 6)

                                                               EXHIBIT 9
                                                             (Page 3 of 10)

                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                   (Thousands)

                                                         2001         2000

    REVENUES                                           $172,720     $128,765

    OPERATING EXPENSES:
       Interest                                          57,425       66,215
       Provision for Bad Debts                           57,771       36,995
       Loss on Sale of Accounts Receivable               7,611            -
       Credit Line Fees                                   4,945        2,767
       General and Administrative                         1,960        2,142
                                                       --------     --------

                                                        129,712      108,119

    OPERATING INCOME                                     43,008       20,646
                                                       --------     --------

    OTHER INCOME AND (DEDUCTIONS):
      Interest Income                                         4           84
      Tax Benefit of Parent Company Loss                     84          617
                                                       --------     --------

                                                             88          701
                                                       --------     --------

    INCOME BEFORE FEDERAL INCOME TAXES                   43,096       21,347
                                                       --------     --------

    FEDERAL INCOME TAXES:
      Current                                            14,550       11,161
      Deferred                                            1,341       (3,905)
                                                       --------     --------

                                                         15,891        7,256

    NET INCOME                                         $ 27,205     $ 14,091
                                                       ========     ========

The accompanying notes to the financial statements are an integral part of these statements.

                                                                  EXHIBIT 9
                                                               (Page 4 of 10)

                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 2001 AND 2000
                                   (Thousands)

                                                         2001         2000

     ASSETS

    CURRENT ASSETS:
     Accounts Receivable - Affiliated                 $   73,354  $  755,916
     Accounts Receivable - Nonaffiliated                  49,273     605,637
     Allowance For Uncollectible Accounts                (17,578)    (21,929)
                                                      ----------  ----------

            Total Accounts Receivable                    105,049   1,339,624
                                                      ----------  ----------

     Retained Interest in Accounts
        Receivable Sold                                  161,357        -
                                                      ----------  ----------


            Total Current Assets                         266,406   1,339,624
                                                      ----------  ----------


    OTHER ASSETS:
      Deferred Income Taxes                                7,741       9,082
      Other                                                  663       4,772
                                                      ----------  ----------

            Total Other Assets                             8,404      13,854
                                                      ----------  ----------

              Total Assets                            $  274,810  $1,353,478
                                                      ==========  ==========

    LIABILITIES AND STOCKHOLDER'S EQUITY

    CURRENT LIABILITIES:
      Short-term Debt - Affiliated                    $   63,662  $1,220,948
      Accounts Payable - Affiliated                        2,426         227
      Accounts Payable - Nonaffiliated                    90,929        -
      Unearned Revenue                                     8,319       5,831
      Other Liabilities                                   17,313       4,856
                                                      ----------  ----------

            Total Current Liabilities                    182,649   1,231,862
                                                      ----------  ----------

    DEFERRED CREDITS:                                     26,583      27,215
                                                      ----------  ----------

    STOCKHOLDER'S EQUITY:
      Common Stock, No Par; Authorized 1,000 Shares;
        Issued and Outstanding 298 Shares as
        of December 31, 2001 and 283 Shares as
        of December 31, 2000                                   1           1
      Additional Paid-in Capital                          65,577      94,400
                                                      ----------  ----------

            Total Stockholder's Equity                    65,578      94,401
                                                      ----------  ----------

              Total Liabilities and
                Stockholder's Equity                  $  274,810  $1,353,478
                                                      ==========  ==========

The accompanying notes to the financial statements are an integral part of these statements.

                                                                 EXHIBIT 9
                                                              (Page 5 of 10)

                                AEP CREDIT, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                   (Thousands)


                                         Additional              Total
                                Common   Paid-In    Retained     Stockholder's
                                Stock    Capital    Earnings     Equity

     BALANCE DECEMBER 31, 1999     $1    $55,414    $   -        $ 55,415

     Net Contributions (return)
      of Capital                    -     38,986        -          38,986

     Net Income                     -       -         14,091       14,091

     Common Stock Dividends         -       -        (14,091)     (14,091)
                                   --    -------    --------     --------

     BALANCE DECEMBER 31, 2000     $1    $94,400    $   -        $ 94,401

     Net Contributions (return)
      of Capital                    -    (28,823)       -         (28,823)

     Net Income                     -       -         27,205       27,205

     Common Stock Dividends         -       -        (27,205)     (27,205)
                                   --    -------    --------     --------

     BALANCE DECEMBER 31, 2001     $1    $65,577    $   -        $ 65,578
                                   ==    =======    ========     ========

The accompanying notes to the financial statements are an integral part of these statements.

                                                                   EXHIBIT 9
                                                                (Page 6 of 10)

                                AEP CREDIT, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                   (Thousands)

                                                         2001         2000


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                          $  27,205     $  14,091
     Adjustments to reconcile net income to net cash
       provided by (Used in) operating activities-
         Loss on Sale of Accounts Receivable              7,611          -
         Changes in assets and liabilities -
           Accounts Receivable                        1,226,964      (623,628)
           Residual Interest in Accounts
                Receivable Sold                        (161,357)         -
           Deferred Income Taxes                          1,341        (3,905)
           Other Assets                                   4,109        (1,366)
           Deferred Credits                                (632)       12,697
           Accounts Payable - Affiliated                  2,199        (3,794)
              Accounts Payable - Nonaffiliated           90,929          -
           Unearned Revenue                               2,488         2,593
           Other Liabilities                              4,818         3,272
                                                      ---------     ---------

             Net Cash Provided By (Used In)
               Operating Activities                   1,205,675      (600,040)
                                                      ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Capital Contribution                               202,997       139,134
     Return of Capital                                 (231,820)     (100,148)
     Change in Short-term Debt                       (1,157,286)      466,661
     Payment of Dividends                               (19,566)      (13,278)
                                                      ---------     ---------

             Net Cash provided By (Used In)
               Financing Activities                  (1,205,675)       492,369
                                                      ---------      ---------

DECREASE IN CASH AND CASH EQUIVALENTS                      -         (107,671)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               -          107,671
                                                      ---------     ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                $    -        $    -
                                                      =========     =========

SUPPLEMENTARY INFORMATION:

     Interest Paid                                      $51,341       $70,348
                                                        =======       =======

     Income Taxes Paid                                  $10,679       $11,461
                                                        =======       =======

The accompanying notes to the financial statements are an integral part of these statements.

                                                              EXHIBIT 9
                                                           (Page 7 of 10)

                                AEP CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (AEP Credit or the Company) is a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company purchased, without recourse, accounts receivable from certain non-affiliated utility companies. In January 2002, the Company stopped purchasing accounts receivable from non-affiliated electric utilities, subject to limitations imposed by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price after providing for an allowance for doubtful accounts.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectible.

Retained Interest in Securitizations

AEP Credit maintains a retained interest in the receivables sold. This interest is then pledged as collateral for the collection of the receivables sold.

At the end of each monthly collection period, the aggregate cash collections from accounts receivable are allocated first to pay the commercial paper conduits and banks for receivables previously sold to third parties. If the amount of cash required to make the above payments exceeds the amount collected during the period, the shortfall is paid by AEP Credit. If the cash collected during the period exceeds the amount necessary for the above payments, the excess is credited against the retained interest in accounts receivable sold. AEP Credit's retained interest represents the amount of cash it expects to receive on receivables previously sold less an allowance for anticipated uncollectible accounts

At December 31, 2001, the fair value of the retained interest is based on book value due to the short-term nature of the accounts receivable.

Federal income taxes

The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System

                                                             EXHIBIT 9
                                                            (Page 8 of 10)

companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 34% for 2001 and 2000.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less.

Related party transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $1,792,000 and $1,219,000 in 2001 and 2000.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the 2001 presentation.

2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.

3.  SHORT-TERM DEBT:

On May 30, 2001, AEP Credit stopped issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. Funding needs were replaced on May 30, 2001 by a $1.5 billion variable funding note. The variable funding note was, in turn, replaced on December 31, 2001 when AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits.

Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP has no ownership

                                                                 EXHIBIT 9
                                                              (Page 9 of 10)

interest in the commercial paper conduits and does not consolidate these entities in accordance with GAAP. AEP continues to service the receivables. At December 31, 2001, the banks had a $1.2 billion commitment under the sale of receivables agreement to purchase receivables from AEP Credit of which $1 billion was outstanding. Of the $1 billion of receivables sold, $485 million represented non-affiliate receivables. The commitment available under the sale of receivables agreement declines to $1.1 billion on January 31, 2002 and to $900 million on February 28, 2002, where it remains until the expiration of the commitment on May 30, 2002. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of the receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivable less an allowance for anticipated uncollectible accounts.

At year ended December 31, 2001, AEP Credit had:

                                    $ Millions
Accounts Receivable Sold               1,045
Accounts Receivable
 Retained Interest Less
  Uncollectible Accounts
  and Pledged as Collateral              143
Deferred Revenue from
 Servicing Accounts
 Receivable                                5
Loss on Sale of Accounts
 Receivable                                8
Initial Variable
 Discount Rate                          2.28%

Retained Interest if 10%
 Adverse change in
 Uncollectible Accounts *                142

Retained Interest if 20%
 Adverse change in
 Uncollectible Accounts *                140


* - These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities

Historical loss and delinquency amount for the Customer Accounts Receivable managed portfolio for the year ended December 31, 2001.

                                                                Face Value
                                                             December 31, 2001
                                                                $ Millions

Customer Accounts Receivable Retained - Affiliated              $  160
Customer Accounts Receivable Retained - Nonaffiliated              124
Allowance for Uncollectible Accounts Retained                      (18)
                                                                ------
         Total Net Balance Sheet Accounts Receivable               266

Customer Accounts Receivable Securitized (Affiliate)               560
Customer Accounts Receivable Securitized (Non-Affiliate)           485
                                                                ------
         Total Accounts Receivable managed                      $1,311
                                                                ======

Net Uncollectible Accounts Written off for the Year Ended
  December 31, 2001                                                 62
                                                                    --

                                                                  EXHIBIT 9
                                                               (Page 10 of 10)

4.  RELIANT ENERGY HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the years ended December 31, 2001 and 2000, the Company had average Reliant Energy HL&P receivable balances of $606,783,000 and $466,354,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction. On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% restriction. This restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This temporary relief was allowed to expire in 2000 as the Company became compliant with the original 50% restriction and the Company continues to be in compliance as of December 31, 2001.

5.  TERMINATION OF FACTORING AGREEMENT:

The Company recorded a gain of $20 million in December 2001 due to the termination of a factoring agreement with an unaffiliated company. The $20 million payment to AEP Credit was made in December 2001.

6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, accounts receivable and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

7.  SUBSEQUENT EVENTS:

As a result of the restructuring of electric utilities in the State of Texas, the Purchase Agreement between AEP Credit and nonaffiliate Reliant Energy, Incorporated was terminated as of January 25, 2002 and the Purchase Agreement between AEP Credit and Texas-New Mexico Power Company was terminated on February 7, 2002. In addition the purchase agreements between AEP Credit and its Texas affiliates Central Power and Light Company and West Texas Utilities Company were terminated effective March 20, 2002.